May 15, 2019

Mr. Thomas Jones

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sharing Economy International Inc. Amendment No. 6 Preliminary Proxy Statement on Schedule 14A Filed April 25, 2019 File No. 001-34591

Dear Mr. Jones:

On behalf of Sharing Economy International Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 10, 2019 with respect to Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A, File No. 001-34591 (“Proxy Statement”) filed on April 25, 2019 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A Amended April 25, 2019

General

1.	Please provide us your analysis demonstrating that you have filed disclosure regarding your securities issuances as required by Item 3.02 of Form 8-K since November 13, 2018. Include in your analysis where you provided disclosure that states briefly the facts relied upon to make available the exemption from registration that you cite.

Response - Please see attached analysis. Please also see the Form 8-K filed on January 22, 2019 and May 15, 2019.

2.	We note the table provided in your response to prior comment 5. Please also address the part of that comment that asked for your analysis demonstrating that you have filed disclosure regarding your securities issuances as required by Item 3.02 of Form 8-K.

Response – On May 2, 2018, the Company closed a private placement of securities with Iliad Research and Trading, L.P. (“Iliad”) pursuant to which Iliad purchased a Convertible Promissory Note (the “Note”) in the original principal amount of US$900,000, plus interest, convertible into 506,250 shares of common stock at the minimum conversion price of US$2.00 per share. The Company issued 36,621 shares at US$2.048 on November 8, 2018 pursuant to a redemption notice dated November 7, 2018 issued by Iliad for the redemption of US$75,000. Since November 28, 2018, the market price of the Company’s stock has been below the minimum conversion price of US$2.00 per share. As a result of discussions between Iliad and the Company in early January 2019, Iliad agreed to accept 266,667 shares at a conversion price of US$0.1875 per share as a repayment of US$50,000 pursuant to a redemption notice dated January 11, 2019. Since the conversion in January 2019, Iliad has not agreed to accept another conversion below the minimum conversion price. The remaining principal amount plus interest may be converted into 443,750 shares assuming the minimum conversion price is US$2.00 per share. In connection with the transaction, the Company also issued a Warrant to purchase 134,328 shares of common stock to Iliad. The exercise price of the Warrant is US$7.18 which is above the current market price per share.

The Company does not know why there is a difference between the disclosure in footnote (1) on page 11 of the Proxy Statement and the information in the Schedule 13G filed by Iliad on January 10, 2019. The Company suspects that Iliad might have purchased some shares in the open stock market which accounts for the difference.

3.	Please tell us the status of your transaction: (1) with Golden Value Finance Limited mentioned on page 25 of your most recent Form 10-Q; and (2) with Coassets International Pte. Ltd. mentioned on page 11 of your Preliminary Proxy Statement on Schedule 14A amended December 21, 2018.

Response - On December 7, 2019, EC Assets Management Limited (“EC Assets”) novated debts in the amount of HK$9,600,000 to Sharp Innovation Holdings Limited (“Sharp Innovation”) pursuant to a Debt Novation Deed entered into by EC Assets, Sharp Innovation and Ms. Wai Ming Deborah Yuen. On December 10, 2019, pursuant to an agreement entered into by Golden Value Finance Limited, as the vendor, EC Assets, as the outgoing purchaser, Graham Paul Winter, as the guarantor and Sharp Innovation, as the new purchaser, EC Assets transferred its rights and obligations under the provisional agreement (for purchase and sale of the entire issued share capital of Future Ocean Limited) to Sharp Innovation.

In connection with the Services Agreement, dated September 6, 2018, between Coassets International Pte. Ltd. and EC Technology & Innovations Limited, which is a wholly owned subsidiary of the Company, the Company issued 330,650 shares of common stock on March 11, 2019, in exchange for financial technology services.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

Sharing Economy International Inc.

Date of Agreement	Date of Issuance	Title of security	No. of Shares	Full Name of person or entity	33 Act	US PERSON	Consideration
2018-04-20	2019-01-11	Common stock	266,667	Iliad Research and Trading, L.P.	Reg D	YES	Repayment of convertible note and interest, total: USD50,000, at a conversion price at USD0.1875
2018-06-06	2019-02-07	Common stock	4,582	Shum Chi Fai	Reg S	NO	Consultancy fee
2017-11-10	2019-02-07	Common stock	50,608	SCK Analytics Ltd	Reg S	NO	Consultancy fee
2018-08-02	2019-02-07	Common stock	39,939	PR Asia Consultants Limited	Reg S	NO	Investor relations
2018-02-15	2019-02-13	Common stock	41,667	Au Hau Yin	Reg S	NO	Consultancy fee
2018-04-17	2019-02-13	Common stock	15,172	Chi Hung Leung	Reg S	NO	Consultancy fee
2018-07-23	2019-02-13	Common stock	25,848	Chow Oi Wang Toby	Reg S	NO	Consultancy fee
2018-06-18	2019-02-13	Common stock	36,950	Chow Wai Leung	Reg S	NO	Consultancy fee
2018-04-16	2019-02-13	Common stock	38,897	Chu Ka Chun	Reg S	NO	Consultancy fee
2018-04-30	2019-02-13	Common stock	6,000	Jansen Lau	Reg S	NO	Consultancy fee
2018-02-05	2019-02-13	Common stock	44,250	Li Kwok Wai Jacqueline	Reg S	NO	Consultancy fee
2018-06-30	2019-02-13	Common stock	25,400	Xu Jun Chao	Reg S	NO	Consultancy fee
2018-04-04	2019-02-13	Common stock	45,413	Yip Tak Yin Parkson	Reg S	NO	Consultancy fee
2017-12-06	2019-02-19	Common stock	11,407	Starboard One Limited	Reg S	NO	Consultancy fee
2018-01-19	2019-02-19	Common stock	11,656	Sky Summit (Hong Kong) Ltd	Reg S	NO	Consultancy fee
2018-01-19	2019-02-19	Common stock	11,656	Dynasty Century (Asia) Ltd	Reg S	NO	Consultancy fee
2018-01-19	2019-02-19	Common stock	11,656	Elite Tech Investment Limited	Reg S	NO	Consultancy fee
2018-04-13	2019-02-19	Common stock	28,702	Starboard One Limited	Reg S	NO	Consultancy fee
2018-04-27	2019-02-19	Common stock	60,000	Perfect Passion Limited	Reg S	NO	Consultancy fee
2018-08-20	2019-02-25	Common stock	85,470	Hong Kong Baptist University	Reg S	NO	Donation
2019-01-21	2019-03-11	Common stock	690,000	Sze Man Cheung	Reg S	NO	Cash - Aggregate offering price: USD200,100, at a purchase price equal to US$0.29 per share
2018-09-06	2019-03-11	Common stock	330,650	CoAssets International PTE Ltd	Reg S	NO	Provision of IT service
2018-07-16	2019-03-14	Common stock	43,605	Sang Hyuk, Lee	Reg S	NO	Consultancy fee
2017-12-15	2019-03-14	Common stock	17,890	Ng Sun Leung Samual	Reg S	NO	Consultancy fee
None	2019-05-07	Common stock	200,000	Yan, Hua	Reg S	NO	Employee Bonus
		Total no. of shares issued from Nov 13, 2018 to May 13, 2019	2,144,085